UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kite Pharma, Inc., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2017, and amended on September 7, 2017 (as amended, the “Solicitation/Recommendation Statement”), with respect to the tender offer by Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation, to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented as follows:

The following paragraph is added to Item 8 following the first paragraph under the heading entitled “Antitrust Compliance”:

“On September 8, 2017, each of the Company and Gilead filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the acquisition of Shares pursuant to the Offer. As a result, the required waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on September 25, 2017, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) the Company and Gilead elect to withdraw and re-submit their Notification and Report Forms or (iii) the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.”

The following subsection is added to Item 8 following the paragraphs under the heading entitled “Antitrust Compliance”:

Certain Litigation

“On September 7, 2017, an alleged stockholder of the Company filed a putative class action lawsuit against the Company, its directors, Gilead and Purchaser in the United States District Court for the Central District of California, captioned Robert Berg v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06583 (the “Berg Matter”). In addition, on September 7, 2017, another alleged stockholder of the Company filed a putative class action lawsuit against the Company and its directors in the United States District Court for the District of Delaware, captioned Simon Gordon v. Kite Pharma, Inc. et al. Both complaints allege that the Company, and its directors acting in their capacity as controlling persons, violated federal securities laws by failing to disclose material information in this Schedule 14D-9. In addition, the Berg Matter alleges that Gilead acted as a controlling person of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) damages; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE PHARMA, INC.

Dated: September 8, 2017	By:	/s/ Arie Belldegrun
Name: Arie Belldegrun, M.D.
Title: President and Chief Executive Officer